Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 20, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Andrew Blume Jason Niethamer Jacqueline Kaufman

Re:	TerraForm Global, Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Filed July 10, 2015

CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Global, Inc., a Delaware corporation (the “Company”), has today publicly filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 4 to its Registration Statement on Form S-1 (the “Amendment”) that amends the Registration Statement filed with the SEC on July 10, 2015 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated July 15, 2015, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement. In addition to responding to the Staff’s comment, the Amendment includes a pricing range of $19.00 to $21.00 and an aggregate offering size of 65,055,500 shares of the Company’s Class A common stock, including 8,485,500 shares that may be sold to the underwriters if they exercise their option to purchase such additional shares in full. Where applicable, we have also referenced in the Company’s response set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission

July 20, 2015

Estimated cash available for distribution for the twelve months ended June 30, 2016 and December 31, 2016

Assumptions and considerations

Revenue, page 112

1.	We note your response to comment 3 and believe that the information you provide would be useful to an investor in understanding the potential risks, and mitigating factors, associated with the few projects that contribute more significantly to your forecasted revenues and anticipated GWh. Please revise your filing to provide narrative disclosure similar to what you have provided in your response.

Response

In response to the Staff’s comment, the Company has revised page 113 of the Prospectus to include the requested disclosure.

* * * * *

The Company has commenced marketing the offering to potential investors and hopes to seek to have the Registration Statement declared effective under the Securities Act and price the offering on July 29, 2015. As a result, the Company would appreciate if the Staff could provide the Company with any remaining comments as soon as possible.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech Zornoza

Jeremy Avenier

Yana Kravtsova

TerraForm Global, Inc.